

Mail Stop 3030

April 7, 2009

Via U S Mail and FAX [(914) 592-6148]

Elise Nissen
Chief Financial Officer
AFP Imaging Corporation
250 Clearbrook Road
Elmsford, New York 10523

      **Re: AFP Imaging Corporation
          Form 10-K for the fiscal year ended June 30, 2008
          File No. 0-10832**

Dear Ms. Nissen:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                        Sincerely,

                        Brian Cascio
                        Accounting Branch Chief